Exhibit 99.1

BETTER SLEEP Achieves Primary Endpoint Across All Patient Cohorts

March 14, 2022

BETTER SLEEP Achieves Primary Endpoint Across All Patient Cohorts

●	First clinical data demonstrating effectiveness of HGNS to treat CCC patients
●	As previously disclosed, confirms achievement of primary endpoint of AHI4 reductions for entire population, CCC cohort, and non-CCC cohort at six months, and reports 60%+ responder rates for all three cohorts
●	Exceeds 70% mean reduction in AHI4 among responders in both CCC and non-CCC cohorts

Mont-Saint-Guibert, Belgium – March 14, 2022, 11:30pm CET / 6:30pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH)(“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today provided additional data from its BETTER SLEEP clinical trial that it showcased in a poster presentation at the 16th World Sleep Congress 2022. World Sleep, a global scientific congress, gathers leaders in sleep medicine and research from around the world for scientific sessions and networking.

Forty-two (42) moderate-to-severe OSA patients in the study received an implant at eight research sites in Australia, 18 of whom presented with Complete Concentric Collapse (CCC) of the soft palate and 24 who were classified as non-CCC. Three patients in each arm did not complete their six-month polysomnography, and as a result, the analysis was calculated based on 36 patients (15 CCC, 21 non-CCC). Of these 36 patients, there were 23 responders (64%), including nine of the 15 CCC patients (60%) and 14 of the 21 non-CCC patients (67%), at six months.

The primary endpoint was achieving at least a 4-point reduction in the apnea-hypopnea index (4% oxygen desaturation, or AHI4) from baseline at six months for the entire 42 patients. The overall reduction was statistically significant with an 11-point reduction (p<0.001), with statistically significant reductions of 10 points (p=0.001) in the CCC cohort and 11 points (p<0.001) in the non-CCC cohort. In addition, mean AHI4 reduction exceeded 70% among responders in both CCC and non-CCC cohorts. These results are subject to final review and validation.

“BETTER SLEEP represents the first clinical study to demonstrate the effectiveness of treating CCC patients with hypoglossal nerve stimulation (HGNS),” said Olivier Taelman, Chief Executive Officer of Nyxoah. “The results give us confidence that we will be able to provide a better treatment option for CCC patients, who comprise approximately 30% of the moderate-to-severe OSA population and are contraindicated for other HGNS options. These data validate our differentiated approach of delivering bilateral stimulation via an implantable device requiring only one incision, and a CCC indication would eliminate the need for patients to undergo an invasive DISE procedure.”

“We are also extremely encouraged to have generated such positive clinical results after just six months following implantation, as the growing body of clinical data and real-world experience suggests that patient responses improve meaningfully between months six and twelve,” continued Mr. Taelman. “The granting of an expanded CE mark indication to treat CCC patients and Breakthrough Device Designation from the U.S. FDA, both based on BETTER SLEEP, along with the high-level interest among the approximately 50 physicians in attendance at Nyxoah’s World Sleep symposium, underscore the strength of the data and excitement for the Genio platform. We continue to work with the FDA on an IDE approval to conduct a clinical trial for CCC patients in the U.S., which we aim to commence later this year.”

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company is currently conducting the DREAM IDE pivotal study for FDA and US commercialization approval.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

Contacts:

Nyxoah

Loic Moreau, Chief Financial Officer

corporate@nyxoah.com

+32 473 33 19 80

Jeremy Feffer, VP IR and Corporate Communications

jeremy.feffer@nyxoah.com

+1 917 749 1494

Attachment

• ENGLISH_BETTER SLEEP Data PR Final